February 20, 2008

Mail Stop 7010

*By U.S. Mail and facsimile to (212) 584-5353*

Mel Karmazin
Chief Executive Officer and Director
Sirius Satellite Radio, Inc.
1221 Avenue of the Americas
36th Floor
New York, NY 10020

> **Re:    Sirius Satellite Radio, Inc.**
> **Definitive 14A**
> **Filed April 23, 2007**
> **File No. 0-24710**

Dear Mr. Karmazin:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing.  We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

Sincerely,

Craig Slivka
Attorney Advisor